Sun Life announces Annual Meetings of shareholders and voting policyholders and availability of 2021 Annual Report, 2022 Management Information Circular and 2022 Information for Voting Policyholders' Booklet

TORONTO, ON – (March 29, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its Annual Meeting of shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada scheduled for Wednesday, May 11, 2022 will be held virtually. Subject to ongoing developments related to the COVID-19 pandemic and public health guidelines, the meeting will also be held in person. The Company also announced that its 2021 Annual Report and its Notice of Annual Meeting and Management Information Circular for the May 11, 2022 annual meeting are now available.

Annual Meetings of Shareholders and Voting Policyholders
In consideration of the health and safety of our employees, shareholders, voting policyholders and the broader community, **we encourage virtual attendance at the meeting**. Shareholders and voting policyholders will have the opportunity to virtually attend the meeting regardless of their location, submit questions and vote on a number of important matters.

We anticipate the meeting will also be held in person at Sun Life's head office, however we may decide to hold the meeting in a virtual-only format again this year to protect the health and safety of our colleagues, Clients, shareholders, policyholders and our communities. Anyone planning to attend Sun Life's Annual Meeting in person at 1 York Street **must be fully vaccinated against COVID-19**. Shareholders and voting policyholders are advised to check the Annual Meetings page on sunlife.com periodically in advance of the meeting for additional information on in-person attendance.

Date:	Wednesday, May 11, 2022
Time:	5 p.m. ET
Virtually:	https://web.lumiagm.com/422392842 Password: sunlife2022 (case sensitive)
In Person:	1 York Street, 35th floor, Toronto, Ontario (subject to ongoing developments related to the COVID-19 pandemic and being permitted by public health guidelines)

For detailed instructions on how to join the webcast and vote at the virtual meeting, shareholders should refer to the 2022 Management Information Circular and voting policyholders should refer to the Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

Shareholders and voting policyholders are **encouraged to vote in advance** by one of the methods described in the 2022 Management Information Circular or Information for Voting Policyholders' Booklet, as applicable. Registered shareholders are asked to return their completed proxies or exercise their vote by the voting deadline on Monday, May 9, 2022 at 5 p.m. (Toronto time). Voting policyholders are asked to return their proxies no later than 5 p.m. (Toronto time) on Wednesday, May 4, 2022.

If you have any questions, please call our transfer agent, TSX Trust Company at the following numbers:

Canada and the United States:	1-877-224-1760
United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587
Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)
Hong Kong:	852-2862-8555
Other countries:	416-682-3865

At the conclusion of the Annual Meeting, William D. Anderson and Martin J. G. Glynn will retire from the Board of Directors. Following his re-election as a director, Scott F. Powers will succeed Mr. Anderson as Chair of the Board.

Meeting Materials
The meeting materials for Sun Life Financial Inc. have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today and materials can also be accessed electronically on:
SEDAR at https://www.sedar.com
EDGAR at https://www.sec.gov/edgar.shtml
Our transfer agent's website at www.meetingdocuments.com/TSXT/slf
Our website at www.sunlife.com/2022agm and www.sunlife.com/AnnualReport.

Shareholders may obtain printed copies of the audited annual financial statements free of charge by contacting the Company through its website.

The 2021 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, earnings by business group and other Company information.

The meeting materials for Sun Life Assurance Company of Canada can be accessed electronically on:
Our transfer agent's website at www.meetingdocuments.com/TSXT/slf
Our website at www.sunlife.com/2022agm.

2021 Sustainability Report
The Company's 2021 Sustainability Report and Public Accountability Statement were also released today and can be accessed at www.sunlife.com/Sustainability.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management of $1.44 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Krista Wilson
Director
Corporate Communications
T. 226-751-2391
krista.wilson@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
investor_relations@sunlife.com